CannLabs, Inc.

3888 E. Mexico Ave., Suite 202

Denver, CO 80210

November 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	CannLabs, Inc.
Amendment No. 3 to Form 8-K
Filed October 10, 2014
File No. 333-155318

Dear Mr. Reynolds:

CannLabs, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated October 24, 2014 (the “Comment Letter”), relating to the Commission’s comments regarding Amendment No. 3 to the Company’s Current Report on Form 8-K filed with the Commission on October 10, 2014 (the “Form 8-K”). The Comment Letter indicates that the Company must respond within ten business days from the date thereof or inform the Staff of when the Company will provide a response. The Company hereby respectfully requests additional time to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it will respond no later than November 14, 2014.

If you have any questions regarding the request made herein, please do not hesitate to call me at (303) 309-0105.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

CannLabs, Inc

/s/ Scott McPherson

Scott McPherson
Chief Financial Officer

.